First Cash Financial Services, Inc. Direct: 817-505-3142 doug.orr@firstcash.com

January 18, 2012

VIA EDGAR

Mr. Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re

First Cash Financial Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 000-19133

Dear Mr. Mew:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 12, 2011 to Rick L. Wessel, Chief Executive Officer of First Cash Financial Services, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 25, 2011 (the “Form 10-K”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 16 – Geographic Areas

You disclose here that you manage your business on the basis of one reportable segment. We also note that you have identified three reporting units, or components, for the purpose of measuring the recoverability of goodwill: U.S. Pawn Operations, U.S. Short-Term Loan Operations, and Mexico Operations as disclosed in Note 13 as well as disclosure included elsewhere, such as Management’s Discussion and Analysis, based on the geographic locations and the nature of your operations. Please explain to us the extent you considered whether these three components represent reportable segments.

Please provide us with your analysis under ASC 280 that supported disclosing all operations as one reportable segment. Please include the following information in your response:

•

the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9,

•

the factors used to identify reportable segments,

•

your basis for aggregating identified operating segments into a single reportable segment given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.

•

how the aggregation of all of your operations into one reportable segment complies with the aggregation criteria, and

•

the process through which your chief operating decision maker reviews information to make decisions about resources to be allocated to your segment and assess its performance.

In addition, please disclose the factors you used to identify your reportable segment and whether operating segments have been aggregated as required by ASC 280-10-50-21.

Company’s Response:

Background

The Company’s customer base is primarily comprised of unbanked, under-banked, or otherwise credit restricted consumers. To help these customers fulfill short-term cash needs, pawnshops offer small loans and/or buy jewelry, electronics, tools, or other items directly from the customers. Approximately 86% of total revenues for fiscal 2010 were derived directly from pawnshop activities. The remaining 14% of revenues were derived primarily from other lending, credit services activities and check cashing activities which are generated in our short-term loan locations and many of our pawnshops. There are no significant differences in the product sets between the U.S. and Mexico, as the Company offers both pawn and other short-term lending products in both markets. The Company considers pawnshop and short-term loan operations to be similar in nature, and the industry collectively refers to customers of both as “cash-constrained consumers.”

At December 31, 2010 the Company had 488 licensed pawnshop locations and 124 short-term loan locations. Given the similarity of the customer base, there is significant overlap in the cash advance product sets offered by the different store types. For example, approximately 94 of the U.S. pawnshops offered the same credit services products offered in the short-term loan stores. Approximately 81 of the short-term loan stores in the U.S. offered gold-buying services, which is generally considered a pawnshop cash advance product. In Mexico, almost all of the 33 short-term loan locations are co-located in a facility that is either within or directly adjoining a First Cash pawnshop. The exact overlap of the product sets is primarily a function of regulatory and/or licensing restrictions in place for a particular location.

From a customer perspective, there is also overlap between store formats and specific locations, which result in customers performing transactions in multiple First Cash store addresses. As such, the Company tracks customer profiles and transaction histories in a single global database without regard to physical address or product type. For example, customers use multiple locations (whether pawn or short-term loan formats), based on the immediate proximity to their residence, work location or availability of specific merchandise for sale. We note that there is also consistent migration of customer traffic in both directions between our U.S. border locations and Mexico border locations based on cross-border traffic patterns, immigration flows and currency exchange factors.

As a result of the overlap in the products and customer base across store formats and the country where the store is located, the Company manages the business primarily on the basis of regional geographic proximity, rather than by product lines, store formats, or country. For example, all of the stores in Mexico and South Texas (both pawnshops and short-term loan stores) roll-up through a single management organizational structure reporting directly to the chief operating officer (“COO”). Several of our senior operational executives and managers have operational/profit and loss responsibilities for stores in regions of both the U.S. and Mexico. As an example, our operational executive with top-level responsibility for all stores in Mexico also has responsibility for all stores in South Texas, as the Company considers these regions to functionally operate in a similar manner. Similarly, all our pawnshops and short-term loan stores in North Texas, Oklahoma, Missouri, Illinois and South Carolina roll-up through a single executive. We do not have an executive with ultimate reporting responsibility to the COO for all pawn products or pawnshop operations nor do we have an executive who has roll-up responsibility for just a single country of operation. Neither do we have an executive with ultimate reporting responsibility to the COO for all short-term loan products or operations. Management primarily utilizes internal reporting summaries which aggregate operating results based on regional geographic areas managed by specific operational executives, rather than on store formats, product sets or country. Management meetings and communications are typically organized under this same structure.

A significant portion of the Company’s operating cost structure relates to administrative functions such as human resources management, payroll, accounting, information technology, training, marketing, merchandising and new store development. Most of these functions are managed directly from our corporate headquarters in Arlington, Texas and the executives/managers of these functions have direct operational responsibilities in both the U.S. and Mexico and across all product sets. The Company does not allocate administrative time or expenses to the store locations. As a result, the Company does not measure or track fully-loaded profit/loss data or return on investment metrics by specific countries or product sets.

Consideration for determining reporting units

As discussed in our Form 10-K for 2010, the Company has identified three reporting units solely for the purpose of testing the recoverability of goodwill: U.S. Pawn Operations, U.S. Short-term Loan Operations, and Mexico Operations. Since the primary usage of these reporting units was to measure goodwill recoverability, the main factor used in determining the reporting units was the nature of past business combinations and divestitures, as this is how goodwill has either been added to or subtracted from the Company’s assets. All of the Company’s previous business combination transactions included stores within one of these reporting units, without overlap. The Company believes that testing the recoverability of goodwill at the reporting unit level is the most conservative approach. As discussed throughout the preceding and following paragraphs, these reporting units do not match the Company’s operating structure, and therefore are not considered to represent separate operating segments.

Operating segments identified and factors used to identify reportable segments in accordance with ASC 280-10-50-1

ASC 280-10-50-1 defines an operating segment as having three characteristics: (a) it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity), (b) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) its discrete financial information is available. Based on this criteria, each of the Company’s stores would meet the definition of an operating segment. As such, all stores would have to be aggregated as no one store would meet the quantitative thresholds of ASC 280-10-50-12.

The provisions in item (b) of ASC 280-10-50-1 refer to “resources to be allocated to the segment.”  Our resources (notably capital, management oversight and administrative support) are allocated primarily based on the revenues of individual stores, which is generally driven by customer traffic and transactions per customer. Higher revenue stores tend to receive more funds for rent, payroll, and related costs, as well as a higher proportion of management oversight and administrative support time. Most of our resources are not typically allocated based on specific products or country of location.

ASC 280-10-50-6 states that “a public entity may produce reports in which its business activities are presented in a variety of different ways.”  Generally our business activities are grouped and reviewed on the basis of either the market manager responsible for stores in a given regional geographic market, or the age of the stores. As discussed above, these two groupings include all product lines and cross-border geographies as applicable.

Based on the provisions of ASC 280-10-50-9, segments are generally composed of separate product lines or geographic areas. As stated above, our product lines are offered across a broad mix of store formats and geographic locations. Our operating management team is not segregated based solely on these product lines and while we operate stores in the United States and Mexico, our operating management team is not segregated solely by country.

Basis for aggregating identified operating segments and compliance with aggregation criteria

Aggregation criteria were not considered for determining our reportable operating segment; rather the logical management operating structure was used. We do not believe our one reportable segment is the result of the aggregation criteria; rather we believe that our one reportable segment is the result of our operating structure. We do not have a “segment manager” function as ASC 280-10-50-7 mentions, nor do we evaluate the results of our primary product lines for determining how to allocate resources. We evaluate the results of individual stores, and groups of stores as rolled up to their managers at different hierarchy levels. These managers can manage stores offering one or both of our main product lines, and they can also manage stores located in one or both of the two countries in which we operate.

From a qualitative standpoint, we believe that the Company’s product sets and geographic divisions are similar for all five areas set forth in ASC 280-10-50-11, as explained below:

1.

The nature of the products and services: all of the Company’s products are related to serving cash-constrained consumers through small, short-term loans and buying jewelry, electronics, tools, or other items.

2.

The nature of the production process: all of the Company’s products are managed in a similar manner. The same information systems support all products and geographic locations, and all products and locations share assets, resources, and administrative functions.

3.

The type or class of customer for their products and services: all of the Company’s products serve the same customer class - those without access to traditional lending products offered to more creditworthy customers.

4.

The methods used to distribute their products or provide their services: all of the Company’s products are distributed similarly - the vast majority of the Company’s transactions occur in a retail storefront location.

5.

The nature of the regulatory environment:  virtually all of the Company’s products are subject to similar regulations including consumer lending practices, licensing, and zoning restrictions. These regulations vary based on the specific location of the store on local, state, and federal levels.

Based on the analysis provided herein, we believe the aggregation is appropriate given the strong similarities for each criteria across each store format and geographic location.

Review process used by our chief operating decision maker

Our chief operating decision maker reviews information at the store level and in the aggregate. Aggregated information is primarily based on regional geographic markets managed by specific operational executives (which individually are clearly below the aggregation thresholds of ASC 280-10-50-12). These regional geographic markets vary in store count and size (an entire state, regions within a state, or multiple states), and can include parts of either or both Mexico and the United States. Performance is evaluated based on several metrics, including overall sales, gross profit/margin, controllable operating expenses, and operating income as compared with budgeted and/or prior year amounts. As stated previously, the cost of most management and support resources are not allocated at the store, product or country level.

Conclusion

Based on the guidance provided in ASC 280-10-50-1 through 50-9 and applying the facts described above, management has concluded that the Company has one single operating segment. While there are multiple products offered in multiple countries, the products served are a homogenous product set, and the stores are effectively managed, operated and supported as a single operating segment.

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing. We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing. We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (817) 505-3142.

Sincerely,

/s/ R. Douglas Orr

R. Douglas Orr

Executive Vice President and Chief Financial Officer

(Principal Financial & Accounting Officer)

cc: Scott Stringer, SEC Staff Accountant